

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 11, 2017

Anatolii Antontcev
President, Director and Treasurer
Kriptech International Corp.
21/37 moo 4, Bangrak
Bophut, Koh Samui
Surat Thani Province, Thailand 84320

> **Re: Kriptech International Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 16, 2017**
> **File No. 333-214815**

Dear Mr. Antontcev:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Plan of Operation, page 19

1. We note your disclosure that you are a development stage company with limited operations. Please expand your Plan of Operations section to discuss the company's progress thus far in securing customers.

Results of Operations, page 22

2. You disclose that you recently commenced operations and generated $1,500 in revenue for the period ended December 31, 2016. Please expand your disclosure to include your analysis of this revenue and describe any other significant components of revenues or expenses that, in your judgment, should be described in order to understand the results of operations.

Description of Business, page 24

3.   Please expand the description of your business to provide more information on your current and intended services, taking into account your limited resources after the offering and that your employees appear to be located in Taiwan. For example, disclose on what countries you will focus when providing consulting and to what individuals you will offer your services. Clarify why you state under "Revenue" on page 27 that some of your main income streams are likely to come from services other than visa consulting services. To provide context, discuss the services you have already provided that resulted in revenues of $1,500.00.

Government Regulation, page 26

4.   In your Government Regulations section you state that you do not believe that governmental regulations will have a material impact on the services you provide. However, the services you provide are based entirely on the interpretation of government regulations. Consider expanding your disclosure to discuss whether there are government regulations pertaining to your services, such as registration requirements or the need for licenses, including a law license.

5.   We note that you are headquartered in Thailand. Please expand your Government Regulations section, or where you deem appropriate, to discuss any applicable government regulations that may affect a shareholder's right to enforce judgments against the company and its officers and director. To provide context, disclose the location and nationality of your officers and director.

Directors, Executive Officers, Promoter and Control Persons, page 28

6.   You disclose on page 28 that Mr. Antontcev is an officer and director and Mr. Zausayev is an officer. You also disclose on page 27 that both of these individuals are employees. Please clarify why you refer to Mr. Antontcev as your sole officer and director in the risk factors on pages 11 and 12. Also disclose how much time each officer will be devoting to the company.

Director Compensation, page 30

7.   Please remove Aleksandr Zausayev from your director compensation table since Mr. Zausayev is not a director.

Available Information, page 37

8.   Please tell us whether you plan to register your class of common stock under Section 12 of the Exchange Act, such as by filing a Form 8-A registration statement, before the effective date of your Securities Act Form S-1 registration statement. If not, we note that

you currently have only two shareholders, and given the size of your proposed offering, it appears likely that you will have less than 300 record holders following the completion of the offering. Under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Please add a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligations may be suspended due to a limited number of record holders, as well as the resultant risks in that event. In addition, please add a risk factor and revise the disclosure under "Available Information" to discuss the inapplicability of the following regulations to Section 15(d) reporting companies: the proxy rules under Section 14 of the Exchange Act, the short-swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

Notes to the unaudited Financial Statements, for the three months period ended December 31, 2016

Summary of Significant Accounting Policies

Revenue Recognition, page F-14

9.   Please revise your revenue recognition policy to disclose how you accounted for the revenue earned for consulting including the timing of the recognition. In your response, please tell us why the signing of a consulting agreement on December 14, 2016 results in the recognition of revenue in the current period.

Exhibits

10.   Please file as an exhibit the subscription agreement you reference at page 33. Please refer to Item 601(b)(4) of Regulation S-K.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                                Sincerely,

                                                /s/ Kathleen Krebs, for

                                                Larry Spirgel
                                                Assistant Director
                                                AD Office 11 – Telecommunications